INVEST IN **RON ARTESANO**

Premium rum brand handmade in the mountains of Puerto Rico





ronartesano.com San Juan Puerto Rico

B2B | Alcohol & Vice | Retail | Minority Founder

LEAD INVESTOR

Cesar Rolon

As an investor, I am excited to be a part this newly crafted award winning artisan rum which preserves and respects the deeply rooted influences and traditions of Puerto Rico. From the sugar cane fields all the way to the aging barrel, the spirit industry can celebrate and enjoy a ultra-premium rum that delights the palates of the sophisticated, while elevating the standard. Artesano Rum features many craft credentials appealing to the top-quality driven cocktail audiences fulfilling the demand for premium-plus rums throughout the world and growing.

Invested $2,000 this round & $7,500 previously

Highlights

1. Our rum is created by one of the top experts in the global rum industry, Javier Herrera from Spain.
2. Artesano Añejo's first two (2) batches completely sold out, validating market acceptance.
3. Lean business model should allow profits from year #2 (not guaranteed).
4. Artesano is created in Puerto Rico, the Rum Capital of the World.
5. A federal law called "Rum Cover Over" returns part of the tax paid to sell in the USA to rum makers
6. Intended international distribution: Caribbean & USA started by Q2 2023, Europe by Q4 2023.
7. Special engraved tin labels make for a superior package experience

Our Team



Javier Herrera Rum Maestro

One of the most influential experts in the international rum business. Developer for new rum brands and distilleries. Director for the most prestigious rum festival in Europe, "Congreso Internacional del Ron" in Madrid, Spain & Miami, USA.

1. We are all rum lovers. 2. We all understand the business and the opportunities the business presents because we all have worked in the business for many years. 3. We have a world-class team. 4. Because we know we can actually produce one of the best rums in the world. 5. Because great rum can be effectively exported.



Jose J. Muñoz Gonzalez Founder & CEO

Professional experience of 23+ years includes: Graphic Design, Advertising Creative Direction, Brand Marketing Management for Malta India, Medalla Light & Bacardi. Great problem solving skills and great use of creativity to identify opportunities.



Luis J Cruz-rivera Chief Operations Officer - Distillery

U.S. Army veteran. Serial entrepreneur. Obtained his BS in Electrical Engineering from Prairie View A&M University and graduate work from Stanford University and GA Tech. Supporter of venture capital and hi-tech venture development organizations.

How this started...

NEW RUM BUSINESS PROPOSAL

IN CONCLUSION, THIS IS A WINNING PROJECT BECAUSE:

* Up & running distillery
* **We have a World class rum...TODAY.**
* Knowledge, experience, commitment & clear vision of the Team
* Scalability & growth potential of the project
* Low Cost Venture
* Rum is the 3rd spirit in the USA and growing (IWSR)
* **100% tax exemption on dividend distribution for the first 5 years of operation from personal property, 90% thereafter.**
* 50% tax credit
* **Rum Cover-Over**
* **Distribution pipeline in Puerto Rico, USA, Spain, Germany, Chech Republic, China & Brasil (in process).**
* We hope to be able to make money and give back to the global arts community, preserve the arts and support the education of future leaders

(Note: the above tax benefits do not apply to investments in this round)

When I started working in the alcoholic beverage business, I fell in love. I loved the energy, the dynamics, and the people. It's a fun business that makes a lot of money...What's not to like?

When I was working with OTHER rum company, I met Javier.

He was consulting the company I worked for on some technical issues, while I was Brand Marketing Manager for a top globally recognized rum brand. Javier is a very important person in the rum business, and I was assigned the responsibility of coordinating his activities during his visit. We got to spend a lot of time together and we "clicked" immediately.

After Javier met with the Rums of Puerto Rico Director, he understood "Rum Cover-Over".

"Rum Cover Over" is a unique Federal Law that gives back a percentage of the Federal Excise Tax to Puerto Rico rum producers. Between and other manufacturing & tax incentives Puerto Rico is the most profitable place to manufacture rum in the world. That is the reason Bacardi, the #1 rum brand in the world is established in Puerto Rico.

Javier told me he had always dreamt of having his own rum brand, and we agreed to do it in Puerto Rico as partners.



After a couple of meetings with investors we immediately realized we needed a Distillery if we wanted to get ARTESANO off the ground....that's how I met Luis Cruz.

We met in a restaurant for lunch, both with our computers. I presented ARTESANO to Luis, he presented his distillery and brand portfolio to me. **ARTESANO needed a Distillery, and the Distillery needed a Sales & Marketing person. In that very meeting, we understood we could help each other.**

We got started on fine-tuning our plan, discussing go to market strategies, efficiencies, best business models and now...we come to you to help us get the fuel to make ARTESANO really happen. The funding we need is to purchase raw and packaging materials to raise finished product inventories. We need to fund our sales & marketing efforts to make ARTESANO an international brand early in it's existence.



FINE WINE IMPORTS

"Como empresa puertorriqueña con muchos años de experiencia en la industria, nos enorgullece representar como distribuidora un producto artesanal, hecho en Puerto Rico. Ron Artesano es un proyecto que nos consta está hecho con mucha pasión y mucha ilusión. Ron Artesano cuenta 100% con nuestro apoyo ya que creemos fielmente en la calidad del producto y de la experiencia y entusiasmo de sus ejecutivos."

Carlos Montalvo, Presidente y Fundador de Fine Wine Imports



ARTESANO

RON ARTESANO BUSINESS PROPOSAL

VALUE PROPOSITION



- **ARTESANO** is a premium handmade pot-still rum **made by one of the top rum consultants in the world, Javier Herrera.**
- **Artesano is a rum made by creators, for creators.**
- Our focus is on industry first. **ARTESANO is offering bartenders, business owners and consumers the chance to invest in something they can actually help grow.**
- **ARTESANO** is a complex and balanced expression of Puerto Rico Craft Rum made for international appeal.
- We are offering our consumers to be a part of our journey, to **#EnjoyTheProcess**

ARTESANO

RON ARTESANO BUSINESS PROPOSAL

WHY IS THIS A GOOD OPPORTUNITY?

- **Huge global market - 141.8MM 9 liter/case global market (IWSR 2016 edition)**
- **Strong growth markets:** With a meteoric projected growth of markets like **Venezuela, Dominican Republic, Russia, Honduras, Cuba, Australia, China, Brasil, Argentina & Italy** amongst others, there is a huge opportunity for new rum brands in the International market (IWSR 2016 edition)
- **RUM IS THE MOST VERSATILE SPIRIT.** There are many varieties of rum and even more ways to consume it. **There are spiced rums, flavored rums, white rums and aged rums from 2 years all the way to 25 years.** You can consume rum neat or in many cocktail recipes.
- **Cocktail-friendly:** As a molasses- or sugar cane-based product, **rum is highly mixable** and competes well in the high-energy cocktail occasion. **As cocktail culture expands globally, rum has the opportunity to expand with it. (IWSR 2016 edition)**



WHY SHOULD CONSUMERS CARE ABOUT US?

The global tendencies are very clear:
Consumers are increasingly willing to pay more for great rums.

Craft rum market sales (2019) expected to expand at a 5.2% CAGR from 2020 to 2027. **Craft Rum Market Share, Trends & Growth Report, 2020-2027**
https://www.grandviewresearch.com/industry-analysis/craft-rum-market

ARTESANO is the definition of a handmade rum brand, with unique packaging made in the **Rum Capital of the World** by one of the top experts in the rum industry: **Javier Herrera**

RON ARTESANO BUSINESS PROPOSAL

THE DISTILLERY



Sol Taino Distilling Co., right by the mountains of Jayuya Puerto Rico, the rum capital of the world. Equipped with Arnold Holstein Distilling Equipment.

THE TEAM



FOUNDERS AND SOME BRANDS WE HAVE WORKED WITH







JOSE MUÑOZ
The Creator.
Over 21 years in the Marketing and Advertising business.
Expert in Puerto Rico's alcoholic beverage business.
Former Brand Manager for Puerto Rico's leading beer brand, Medalla Light.
Former Brand Manager for the worlds leading rum, Bacardi, with simultaneous duties as Promotions Manager for all Puerto Rico's Bacardi brands.

LUIS J. CRUZ
"Mr. Make it Happen"
U.S. Army veteran. Serial entrepreneur. Obtained his BS in Electrical Engineering from Prairie View A&M University and graduate work from Stanford University and GA Tech. Supporter of venture capital and hi-tech venture development organizations.

JAVIER HERRERA
Rum Maestro.
One of the most influential experts in the international rum business
Developer for new rum brands and distilleries
Director for the most prestigious rum festival in Europe, "Congreso Internacional del Ron" in Madrid, Spain & Miami, USA





















WHO IS JAVIER HERRERA?

- **One of the most influential experts in the international rum business**
- **Global Business Advisor** with specialty in the Rum Business. His knowledge goes from the fields of sugar cane, going thru all the processes, until the final product is bottled - www.rumconsultant.com
- **Director for the International Congress of Rum since 2012**, one of the most important and influential rum events in the world - www.congresodelron.com
- **President and founder of "Rum Club International"** based in Madrid.
- **Quality control certifier for companies of the rum world through the international organization I.R.C.**, with certifications in distillation plants, bottlers, aging ships, fields of cane, as well as all the processes to obtain a good rum.
- **Collaborator in different gastronomic and beverage magazines**, like "Got Rum", 'Bar Business', etc.
- **Rum tasting Judge** in different competitions and cocktail competitions
- **Professor of the Chamber of Commerce of Madrid in the Superior course of distillates with specialization on Rum, Professor in the School of Hospitality of the school of the Mediterranean in the course "Master of Spirits" within the world of rum**
- **Trainer for company workers** in the world of distillates
- **Lecturer in various countries**
- **Technical director for rum campaigns** in Europe & Marketing consultant for different brands of distillates
- **Managing member of A.M.S.**, the largest sommelier association of Spain



JAVIER HERRERA

NEW RUM BUSINESS PROPOSAL - JAVIER HERRERA



INTERNATIONAL RUM CONFERENCE
MADRID RUM CAPITAL
A CLOSER LOOK

http://congresodelron.com/en/prensa/

NEW RUM BUSINESS PROPOSAL - JAVIER HERRERA



The Rum Embassy

Judges of Paris Rum Fest







House of Angostura, France

Le Festival du Rhum, Haiti

Miami Rum Fest

NEW RUM BUSINESS PROPOSAL - JAVIER HERRERA



Miami Rum Fest Judging Sessions

With Daniele Biondi at ShowRUM

INTERNATIONAL RUM CONFERENCE
DON DANIELE DALLA POLA
"MEJOR COCTELERO DE RON DEL AÑO 2014"

#1 Tiki Cocktail Bartender in the World



Rhum Barbancourt, Haiti



With Leonardo Pinto and Ron Rum J Herrera at Dead Rabbit NYC.

NEW RUM BUSINESS PROPOSAL - JAVIER HERRERA





German Rum Fest Judging Sessions

⊠ German Rum Fest

Judging sessions

Judging sessions

Rhum Fest Paris 2014 que cocktails hace nuestro amigo Daniele Dalla Pola – with Leonardo Pinto,Daniele Dalla Pola, Scotty Schuder and John Gibbons.





Leslie Cofresi
& Robert Berdecía,
owners LA FACTORIA
#32 World's Top 50 Bars.

Advisors. Opened in 2013, La Factoría in Old San Juan, Puerto Rico. With its tropical cocktails infused with salsa, **La Factoría has a sense of place, but maintains the international standards which have made it a stalwart of The World's 50 Best Bars, now in its fifth year.** Incredible cocktails harnessing local flavors, some of the best hospitality on the island and an authentic atmosphere that seeps out of every crack of paint in the walls. **An homage to Puerto Rico and its people.**

ADVISORS



What makes Ron Artesano different?

1. We produce all our rums in small batches using our beautiful hybrid Arnold Holstein Copper Pot Still, which makes for more complex rums. **2. We age our rums in the mountains of Jayuya,** where the air is fresh, water is clean and the very humid and changing climate makes for great aging.
We focus first on quality and creativity, then on quantity.



ARTESANO AÑEJO
SUPER PREMIUM HANDMADE RUM

Every bottle is unique. Labeled and numbered by hand. Main label is made from engraved tin, hand painted in France.
Ron Añejo: Sweet notes of dried fruits such as raisins, figs or dates, aromas of cane honey and toasted wood refined with vanilla and where cocoa





rounds of all the taste notes, compote and candied fruits.

ARTESANO BLANCO

SUPER PREMIUM HANDMADE RUM

The freshly cut cane is very present both in aroma and on the palate. This rum reminds us of the land where sugar cane grows. Our white rum is a complex with character, which was given by our Arnold Holstein copper pot still and rum master, Javier Herrera.

Made to enjoy both in cocktails, mixed or simply with a little cocoa or brown sugar diluted in the rum.











PUERTO RICO RUM MARKET - COMPETITORS

Strengths
- Market leaders in big sizes
- Leaders in bars and restaurants
- Consistent brand message
- Mixable
- Solid distribution
- Good brand image
- Good quality perception
- Don Q Limón

Weaknesses
- Neutral flavor profile, similar to vodka (white rum)

Strengths
- 3rd brand in Puerto Rico
- New improved packaging
- Strong with tourists
- Bacardi Visitor Center

Weaknesses
- **Not identified as local rum in Puerto Rico**
- Identified as a commercial brand, not producers of craft or top quality rums

Strengths
- Market leaders in small sizes (200ml & 375ml).
- Aggressive price proposition.
- Solid distribution.

Weaknesses
- **Not perceived as a good quality product**
- Low acceptance in high image bars
- Over 60% of their sales come from 200ml & 375ml

Strengths
- Strong heritage
- Recently purchased by Bacardi family member
- Investment on the development of the local business
- Many years of experience

Weaknesses
- **Distribution**
- No white rum
- **They do not produce their own rum**

RON ARTESANO BUSINESS PROPOSAL

FUNDING NEEDED

$50,000 minimum that will be used to:

- **50%** Production & Packaging Costs
- **20%** Marketing
- **20%** Operational expenses
- **10%** New market development



10%
20%
50%
20%

RON ARTESANO BUSINESS PROPOSAL

TARGET MARKET – SHORT-TERM FOCUS (IN ORDER)

Our goal is to achieve 1% Total Market Share in any market we establish. Total sales in target markets: 30,971,000. 1% Total Market Share: 309,710 cases by the 10th year we establish in each market

1. **Puerto Rico: 480,000 cases sold annually** - Local market. Distributor is Fine Wine Imports.
2. **USA: 22,076,000 cases sold annually**
3. **Rest of Caribbean (not Puerto Rico): 500,000 cases sold annually**
4. **Canada: 3,272,000 cases sold annually.** Potential distributor Caliber Fine Wines & Spirits
5. **Germany: 4,430,000 cases sold annually.** Potential distributor ATF GmbH, established in Hamburg, Germany (letter of intent)
6. **Spain: 3,485,000 cases sold annually -** Javier's main market of influence. Potential distributor Exclusivas Priego, established in Córdoba, Spain (letter of intent)


Top 20 rum markets forecast, 2016-2021
Source: IWSR
01 India
02 United States
03 Philippines
04 Cuba
05 Germany
06 Dominican Republic
07 France
08 Venezuela
09 Spain
10 United Kingdom
11 Canada
12 Burma
13 Brazil
14 Mexico
15 Colombia
16 Czech Republic
17 Peru
18 Australia
19 Chile
20 Jamaica


PRICE INDEX RUM CATEGORY PUERTO RICO - ALL RUMS: 474 9LT CS / $62,387MM
Relative Price per Category 750ml
233
138 138 138 138
121 121 121
130 136
111
100
85
82
78
67
65 65
78 78 78
$11.99
Source: In-House Market Data

RON ARTESANO BUSINESS PROPOSAL

PROFIT & LOSS

Projected Profit & Loss	2022	2023	2024	2025	2026
Revenue	$216,669	$1,377,301	$2,983,189	$5,183,744	$9,239,892
Direct Costs	$125,184	$757,749	$1,523,862	$2,730,900	$4,861,772
Gross Margin	$91,484	$619,552	$1,459,327	$2,452,846	$4,378,119
Gross Margin %	42%	45%	49%	47%	47%
Operating Expenses	$54,166	$426,719	$998,922	$1,512,515	$2,207,197
Operating Income	$37,319	$192,832	$460,405	$940,331	$2,170,922
Interest Expense	$1,667	$28,635	$43,084	$54,796	$46,459
Income Taxes	$7,130	$32,840	$78,798	$172,440	$426,226
Depreciation and Amortization		$0	$23,333	$23,334	$21,369
Gain or Loss from Sale of Assets					$28,056
Total Expenses	$188,147	$1,245,942	$2,668,000	$4,493,983	$7,534,987
Net Profit	$28,522	$131,358	$315,190	$689,761	$1,704,905
Net Profit %	13%	10%	11%	13%	18%

SALES OR ANY OTHER PROJECTIONS ARE NOT GUARANTEED.*THIS DOES NOT CONSIDER COVER-OVER INCOME, NOR TAX CREDITS. NUMBERS MAY FLUCTUATE DUE TO CHANGES IN PRIORITIES ONCE WE DEFINE SPECIFIC SALES, DISTRIBUTION & MARKETING STRATEGIES PER EACH COUNTRY.

RON ARTESANO BUSINESS PROPOSAL

BUSINESS MILESTONES


1/2021
6/2021
1st production batches
Start Puerto Rico Sales Self-Distribution
9/2021
Ron Artesano Launch Event
1/2022
3/2022
Puerto Rico Distribution deal: FWI
6/2022
Artesano Añejo Sold-Out
11/2022
Artesano Añejo New production batch
12/2022
Start distribution in USA
6/2023
Start distribution in Canada
12/2023

The above slide contains forward projections which cannot be guaranteed.


NEW RUM BUSINESS PROPOSAL
WHAT WE EXPECT – BEING ACQUIRED BY A GLOBAL COMPANY
$40,000,000 in 7 years - Valuation calculated by using projected Revenues of years 7 & 8
$70,000,000 in 10 years - Valuation calculated by using projected Revenues of years 7 & 8
Acquisitions in the spirits industry typically range from five to twenty times the company's operating income (EBITDA) or 2 to 2.5 times gross annual earnings. Our forecast is base on 25% yearly growth, resulting in a minimum return on investment (ROI) for our investors of 10x their investment.

The above slide contains forward projections which cannot be guaranteed.


NEW RUM BUSINESS PROPOSAL
CAN THIS HAPPEN?
Milan-headquartered Campari Group first entered into "exclusive negotiations" to buy Rhumantilles.
The agreement between the two parties, which is valued at €60 million (US$66m) was signed on the 5th of September 2019.
The deal includes the brands, the land holdings, the distilleries and visitor centres, as well as a high-quality aged rum inventory.
It's a serious jolt for rhum agricole, which occupies a tiny share of global rum production, producing rum from fresh sugar cane juice as opposed to the vast majority of rums, which are made from molasses.
MAISON
LA MAUNY

Note: above exit potentials are not guaranteed for Ron Artesano.


NEW RUM BUSINESS PROPOSAL
CAN THIS HAPPEN?
Ron Zacapa
Diageo completed the purchase of a 50% controlling stake in Zacapa for £150m in July 2011 following the expiration of a three-year distribution deal with the brand.
Zacapa
23


NEW RUM BUSINESS PROPOSAL
CAN THIS HAPPEN?
Ron Diplomático
Brown-Forman will buy the brand and its assets, including a production facility in Panama, from Spain's Destillers United Group. Diplomático will become the first rum to join Brown-Forman's portfolio.
The firm noted that super-premium-plus rum has grown at an annual rate of 17% over the past five years, with rum accounting for approximately 8% of spirits.
"Diplomático Rum will join our expanding portfolio, giving Brown-Forman a market-leading entry into the fast-growing super-premium rum category," said Lawson Whiting, president and CEO, Brown-Forman.
"This aged rum brand has distinctive packaging, strong brand positioning, and is a delicious tasting spirit."
"Diplomático Rum is ready to accelerate its growth with Brown-Forman, one of the world's most well-known spirits and wines companies," the statement continued.
The deal is expected to close within 90 days, subject to certain conditions.
DIPLOMÁTICO

CAN THIS HAPPEN?

Our conservative projections present the 5th year with total sales of 29,925 9lt cases and **revenues of approximately $5MM.** We believe these numbers are possible, and **ARTESANO could be for rum what Tito's is for Vodka, and Casamigos for Tequila.**



WHAT IS THE RUM COVER-OVER?

* It's a Federal grant that started for Puerto Rico in 1917.

* **Under the Federal Rum Excise Tax Cover-Over Program, the Government of Puerto Rico currently receives a refund of $13.25 per proof gallon from the $13.50 excise tax that is imposed upon every proof gallon of rum sold in the United States.** These funds are used to provide incentives to the Puerto Rico rum industry to offset marketing, promotion and production costs. **Currently, Puerto Rico is offering rum manufacturers incentives of around 40% of the rum rebate revenue generated from branded rum sales and 25% from bulk rum sales. Furthermore, the Government of Puerto Rico provides an additional 11% for bulk rum sales to be used as an incentive for the benefit of the third-party purchaser of bulk rum.** In return, rum producers that have currently signed agreements with the Government of Puerto Rico have agreed to maintain a minimum level of production in Puerto Rico for a period of twenty years.





Let's build something great.

Jose Muñoz, CEO
787.600.4095
jose@ronartesano.com





"As a leading figure in the Puerto Rican cocktail and Bar scene we fully support the efforts of Ron Artesano in creating a truly Artisanal rum. They've become an asset to the local distilling community by incorporating the use of copper pot stills in their production, not just following what has become the traditional method of industrial rum making for Puerto Rican Rum Brands. We believe Artesano will become a historic brand by showing the industry - locally and internationally - that Puerto Rico can make Pot Still Rums. We're eager to show the world what this Puerto rican Rum can do!"
Leslie Cofresi
Owner - La Factoria (#54 Worlds Top 50 Bars 2022 / #12 North America's Top 50 Bars)



Ron Artesano es una de las propuestas más apasionadas que he tenido la oportunidad de compartir. Desde el primer tornillo que va en el alambique, hasta su grandiosa estrategia de destilación, su compendio de sabores que encontramos en la botella hace de este ron único e interesante. Lo que todo producto artesanal corresponde.

Mis mejores deseos y el mayor de los éxitos.
David Rivera (Mashynne) #elgalandelabarra





Dentro de mis 15 años de experiencia, me enfrento ante Ron Artesano confeccionado en Jayuya, PR, único en su clase. Desde su impresionante etiqueta pintada a mano, su proceso de destilación y su añejamiento tropical por manos boricuas, es un sueño embotellado. Logrando así un riquísimo ron con cuerpo, resaltando notas de vainilla, tostado y caramelo. Ron Artesano es perfecto para disfrutarlo tanto en cócteles, neat o a las rocas, perfecto para ser acompañado de un buen cigarro. Todo esto es posible gracias a su complejidad y su final tan sedoso como elegante.

Paola Torres, Head Bartender, Bar La Unidad - Worlds Top 500 Bars



Ron Artesano, un Ron elaborado con Amor desde Jayuya P.R. Una de las mejores expresiones de Ron hechas en los últimos tiempos, elegante , delicado por con gran presencia a la hora de confeccionar cócteles , lo uso a diario en una de las mejores barras del mundo . Tanto el Blanco como el Añejo te dejara deseando más. Indiscutiblemente uno de los mejores Rones en su categoría.

Joey Fernandez, Head Bartender, La Factoría - Worlds Top 50 Bars





Ron Artesano is a unique, one-of-a-kind rum that comes from the beautiful island of Puerto Rico. Tradition + Innovation characterizes these original flavor profiles. It's exciting and definitely a talking piece for any real rum aficionado and professional. As a collector and spirits professor, this is a must have for any rum aficionado and cocktail bar.

Carlos Santiago - Master bartender - Advanced Mixology Bartending



Es un Ron muy versátil a la hora de hacer Coctelería y para tomar solo como lo es Artesano Añejo. El Ron Blanco tienen unos perfiles para trabajar Coctelería Tropical y Bohique Ron de especias esta bueno para elaborar Coctelería exótica Tropical Tiki o tomarse sólo son unos rones perfectamente balanceado en Boca lo mejor lo mejor es que se hace en Puerto Rico.

Yeye Ortega, Master bartender & Tiki Cocktail Specialist



Ron Artesano, the finest rum produced in Jayuya Puerto Rico. Great flavor, blend aroma and excellently aged. From our heart land. Ideal to blend or sip. This will be one of the most appreciated rums worldwide.
Cheers!
Dr. José Toral
Economics Professor



"There has been very little transformation in the spirits market in recent history but ARTESANO is about to revolutionize the world of rum. I want to be part of it and so should you!"
Henry Irizarry
Accomplished International Business Executive & Global Strategy Visionary